December 21, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street NE
Washington, D.C. 20549

Re:	The Charles Schwab Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2023
File No. 001-09700

Ladies and Gentlemen:

We have set forth below the responses of The Charles Schwab Corporation (referred to herein together with its consolidated subsidiaries as “Schwab” or the “Company” and referenced by terms such as “we,” “us,” or “our”) to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) detailed in the letter to Mr. Peter Crawford dated December 7, 2023, with respect to the above referenced periodic reports. The Staff’s comments are repeated in italics below.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 (the “2022 Form 10-K”)

Risk Management
Market Risk, page 46

Comment:
1.We note your response to comment 1, in which you note that you believe that qualitative information about your use of EVE, combined with your presentation of sensitivity analysis for your exposure to interest revenue simulations, provides investors with the best understanding of your exposure to market risks. We also note your qualitative discussion of the key areas that management monitors to remain within your risk appetite. In the subsequent quarters, your EVE discussion in the relevant 10-Qs do not discuss whether your assumptions, guidelines or other actions were changed as interest rates or other factors changed. Please confirm that you will expand your qualitative discussion in future filings, to address any qualitative changes made to your models, assumptions, targets or management actions as a result of material changes to the key inputs during the periods presented. Please provide us with your proposed disclosures.

Response:
Changes in Schwab’s interest rate sensitivity measures, including economic value of equity (“EVE”) and net interest revenue sensitivity, may be driven by several categorical factors, including changes in market rates, changes in balance sheet composition, and changes in modeling and assumptions disclosed in our 2022 Form 10-K and Quarterly Reports on Form 10-Q (“Form 10-Q”) for the quarters ended March 31, June 30, and September 30, 2023 (the “2023 Form 10-Qs”). Changes in EVE sensitivity period-over-period are typically driven primarily by market-related changes in valuations across both assets and liabilities as well as changes in the composition of the balance sheet. As we disclosed in our 2022 Form 10-K and 2023 Form 10-Qs, EVE relies on interest rate models and specific cash flow models that are subject to modification. However, the Company did not implement model or assumption changes for the referenced periods that materially impacted Schwab’s EVE sensitivity metrics. Rather, changes in EVE sensitivity for 2022 and 2023 were driven primarily by impacts from rising market rates and changes in the composition of the balance sheet, including the greater use of higher-cost supplemental funding sources discussed in our 2022 Form 10-K and 2023 Form 10-Qs.

In Schwab’s 2023 Form 10-Qs, the Company provided expanded disclosure related to its management of interest rate risk in light of the rising rate macroeconomic environment. In Schwab’s Form 10-Q for the quarter ended September 30, 2023 (“Q3 2023 Form 10-Q”), the Company provided additional disclosure regarding its EVE sensitivity, including clarification of the Company’s use of proprietary and independent third-party models, as well as qualitative discussion of EVE sensitivity trending. In part, this additional disclosure states:

“We use both proprietary and independent third-party models to simulate EVE sensitivity and related analyses. We develop and maintain client credits and deposits run-off models internally based on historical experience and prevailing client cash realignment behaviors. We rely on third-party models for term structure modeling, prepayment speed modeling for mortgage-backed securities and mortgage loans, and cash flow projections based on interest income, contractual maturities, and prepayments.

As interest rates rose through the first nine months of 2023, EVE sensitivity generally trended higher due to a shortening of liability duration. While the Company’s asset duration remained largely stable during the period of rising interest rates, liability duration shortened significantly and is now shorter than asset duration.”

In future filings, we will provide disclosure regarding the Company’s EVE sensitivity, similar to the disclosures presented in the Company’s Q3 2023 Form 10-Q, and, if applicable based on the facts and circumstances present at the time of future filings, Schwab will disclose changes in its models or assumptions related to its EVE simulations that materially impact the Company’s EVE sensitivity.

Comment:
2.Similarly, in response to comment 2, you indicate the variables that contain assumptions, without providing disclosure about the assumptions themselves (e.g. prepayment speeds, term structure models, non-maturity deposit behavior, etc.). The subsequent quarterly reports note the same general areas where assumptions support your risk management evaluations, without significantly addressing changes to those assumptions, including in response to the substantial increase in rates. To the extent that the key assumptions used to support your quantitative evaluation of interest rate risk simulations change as a result of significant changes to market rates, address those changes in your market risk disclosure for the relevant periods. For instance, we note that during the period you expanded your presentation of the impact of interest rate changes from a single 100 basis point increase/decrease, to instead present 50, 100 and 200 basis points increase/decrease. However, your presentation continues to assume a “gradual increase or decrease” while referencing other simulations, including instantaneous and/or non-parallel shifts. Given the significant changes in interest rates that have occurred during the current year, provide your analysis as to why you have chosen not to only present the sensitivity analysis based on the gradual rate increase scenario.

Response:
The Company’s disclosure of the results of gradual parallel increase/decrease scenarios for interest rates in our net interest revenue simulation mirrors our primary approach for managing interest rate risk, including in defining policies and setting risk limits. Though the Company also analyzes a variety of other scenarios (e.g., gradual non-parallel and instantaneous shifts in interest rates), the Company’s established policies related to interest rate sensitivity primarily utilize gradual parallel increase/decrease scenarios. Though we have seen very rapid and large interest rate increases recently, which have had significant impacts to Schwab, these increases have typically been concentrated on short-term parts of the yield curve. The gradual parallel rate shock scenario has been considered by the Company over time more representative of actual scenarios than an instantaneous shock. In 2023, the Federal Funds overnight rate was increased 100 basis points through four 25 basis point increases between February and July.

As referenced in the Staff’s comment, the Company provided additional net interest revenue simulation scenarios in its disclosure beginning in the Company’s Form 10-Q for the quarter ended March 31, 2023, and continuing in the remaining 2023 Form 10-Qs, to provide additional information on multiple rate increase/decrease scenarios to investors. We believe this expanded information can be useful to investors, though inclusion of these additional scenarios in our disclosures was not the result of a change in underlying assumptions or policies.

The Company has continued to provide disclosures that discuss the changes in net interest revenue sensitivity in its 2022 Form 10-K (page 51) and 2023 Form 10-Qs (e.g., page 19 of the Q3 2023 Form 10-Q), which have been primarily driven by impacts from rising market rates and changes in the composition of the balance sheet. Though our net interest revenue simulations rely on interest rate models and cash flow models that are subject to modification, the Company did not implement model or assumption changes for the referenced periods that materially impacted Schwab’s net interest revenue sensitivity metrics.

In future filings, as applicable, Schwab will disclose changes in its models or assumptions related to its net interest revenue simulations that materially impact the Company’s net interest revenue sensitivity. In addition, in future filings, the Company will continue to evaluate the nature and magnitude of net interest revenue simulation scenarios that are most useful to investors, and we will continue to consider the net interest revenue simulation scenarios that are of primary focus by the Company in its management of interest rate risk. In future filings, the Company will also clarify in its disclosures that management primarily utilizes gradual parallel scenarios. Should additional types of net interest revenue simulations become material components of the Company’s management of interest rate risk, the Company will consider expanding disclosure at such time to include any additional scenarios.

We appreciate the opportunity to respond to the Staff’s comments. Please call me at (415) 667-7940 or Aubrey Thacker, Managing Director and Corporate Controller, at (720) 418-3887 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Peter Crawford
Peter Crawford
Managing Director and Chief Financial Officer

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